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                                                                    EXHIBIT 23.2



The Capital Reorganization and Reverse Stock Split as described in Note 1 to the consolidated financial statements have not been consummated at September 20, 1999. When these events have been consummated, we will be in a position to render the following consent.

/s/ KPMG LLP


We consent to the inclusion of our reports with respect to the consolidated balance sheets of ARTISTdirect, LLC and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in members' and stockholders' equity (deficit), and cash flows for the years then ended included herein dated September 3, 1999 (except as to note 1, which is dated as of ...), and to the reference to our firm under the heading "Experts" in the prospectus.